SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3


                                TUMBLEWEED, INC.
                                (Name of Issuer)

                                Tumbleweed, Inc.
     Gerald J. Mansbach, Terrance A. Smith, George R. Keller, David M. Roth, Minx Auerbach, Lewis Bass, James F. Koch, David G. Lloyd, Gary T. Snyder,
                    Glennon F. Mattingly, Lynda J. Wilbourn
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    899688105
                      (CUSIP Number of Class of Securities)


                                Terrance A. Smith
                 President, Chief Executive Officer and Director
                                Tumbleweed, Inc.
                           2301 River Road, Suite 200
                           Louisville, Kentucky 40206
                                 (502) 893-0323
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies To:
                              Ivan M. Diamond, Esq.
                         Greenebaum Doll & McDonald PLLC
                            3300 National City Tower
                           Louisville, Kentucky 40202
                                 (502) 587-3534


This statement is filed in connection with (check the appropriate box):

(a)      |X|      The filing of  solicitation  materials  or an  information statement  subject to Regulation  14A,  Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

(b)      |_|      The filing of a registration statement under the Securities
                  Act of 1933.

(c)      |_|      A tender offer.

(d)      |_|      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transacti|_|


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                            CALCULATION OF FILING FEE


   Transaction Valuation(*)                           Amount of Filing Fee

-----------------------------------       -------------------------------------


       $660,000.00                                          $132.00


* The filing fee was determined pursuant to Rule 0-11(b) and based on the product of: (a) the estimated 600,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this
         Schedule 13E-3 relates; and (b) the consideration of $1.10 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals 1/50 of 1% of the aggregate value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:

         $132.00
         -----------------------------------------------------------------------


         Form or Registration No.:

         Schedule 13E-3 ($53.46) and Amendment No. 1 to Schedule 13E-3 ($78.54)
         -----------------------------------------------------------------------


         Filing Party:

         Tumbleweed, Inc.
         -----------------------------------------------------------------------


         Date Filed:

         July 9, 2003 and September 3, 2003
         -----------------------------------------------------------------------




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                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2003 by Tumbleweed, Inc., a Delaware corporation ("the Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder, as amended by Amendments No. 1 and No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission by the Company on September 3, 2003, and September 19, 2003, respectively ("Schedule 13E-3"). The Company is submitting to its stockholders a proposal to approve and adopt:

         (a) a one-for-5,000 reverse stock split of the Company's Common Stock, par value $0.01 per share ("Stock");

         (b) a cash payment of $1.10 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 5,000 shares of Stock as of the effective date of the reverse split; and

         (c) immediately following the reverse split, a 5,000-for-one forward stock split of the Stock.

         Items  (a),  (b)  and  (c)  will  be   considered   one  proposal  (the
"Transaction").

         This Amendment No. 3 to Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a revised preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"), which will notify stockholders of the annual meeting of Company stockholders, scheduled for November 2003, where stockholders will be asked to approve the Transaction, elect two directors and conduct any other business properly brought before the annual meeting.

         All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 3 to Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or further amendment. This Amendment No. 3 to Schedule 13E-3 will be amended to reflect any such changes.

         Except as set forth below, the information in the Schedule 13E-3 remains unchanged.


ITEM 13. FINANCIAL STATEMENTS

(a) The audited financial statements and unaudited interim financial statements are incorporated in the Proxy Statement from the Company's Annual Report on Form 10-K for the year ended December 29, 2002 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 24, 2003, June 15, 2003 and September 7, 2003. The information in the Proxy Statement referred to in "Summary Financial Information -- Summary Historical Financial Information," "Documents Incorporated by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

         The  information  contained  in  the  Preliminary  Proxy  Statement  on
Schedule 14A, as filed with the Securities and Exchange Commission on October 22, 2003, including all appendices attached thereto, is incorporated herein by reference.


ITEM 16. EXHIBITS

(a) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, incorporated herein by reference.

(c)(1) Opinion of FTN Financial Securities Corp to the special committee dated June 13, 2003. (Annex B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3), incorporated herein by reference.

(c)(2) Presentation materials prepared by FTN Financial Securities Corp for the special committee dated June 13, 2003. (Previously filed with the Company's Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2003.)




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                             TUMBLEWEED, INC.


                             By: /s/ TERRANCE A. SMITH
                             -------------------------
                             Terrance A. Smith
                             President, Chief Executive Officer and Director

Dated: October 22, 2003
                             /s/ Terrance A. Smith
                             ---------------------
                             Terrance A. Smith


                             /s/ George A. Keller
                             --------------------
                             George A. Keller


                             /s/ David M. Roth
                             -----------------
                             David M. Roth


                             /s/ Minx Auerbach
                             -----------------
                             Minx Auerbach


                             /s/ Lewis Bass
                             --------------
                             Lewis Bass


                             /s/ James F. Koch
                             -----------------
                             James F. Koch


                             /s/ David G. Lloyd
                             ------------------
                             David G. Lloyd


                             /s/ Gary T. Snyder
                             ------------------
                             Gary T. Snyder


                             /s/ Glennon F. Mattingly
                             ------------------------
                             Glennon F. Mattingly


                             /s/ Lynda J. Wilbourn
                             ---------------------
                             Lynda J. Wilbourn


                             /s/ Gerald J. Mansbach
                             ----------------------
                             Gerald J. Mansbach


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                                  EXHIBIT INDEX


Exhibit           Description


(a) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, incorporated herein by reference.

(c)(1) Opinion of FTN Financial Securities Corp to the special committee dated June 13, 2003. (Annex B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 3 to Schedule 13E-3), incorporated herein by reference.

99(c)(2) Presentation materials prepared by FTN Financial Securities Corp for the special committee dated June 13, 2003. (Previously filed with the Company's Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2003.)





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